NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

      NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of Equant N.V. (“Equant”) will be held on May 24, 2005, at 4:30 p.m. local time at the principal executive office of Equant N.V., at Heathrowstraat 10, 1043 CH, Amsterdam, The Netherlands.

Agenda of the Extraordinary General Meeting of Shareholders

      The agenda for this Extraordinary General Meeting of Shareholders, including proposals made by the Management Board, and, where necessary, approved by the Supervisory Board and the Special Committee of independent directors of the Supervisory Board, is as follows:

1.	Opening by the Chairperson of the Supervisory Board.

2.	Explanation by the Management and Supervisory Directors.

3.	Presentation of Resolutions for the Extraordinary General Meeting of Shareholders relating to the transactions contemplated by the combination agreement between France Telecom and Equant:

The Management Board recommends, as approved by the Supervisory Board and the Special Committee of independent directors of the Supervisory Board, that the shareholders vote in favor of completing the transactions that will, if approved, result in the acquisition of substantially all of the assets, and assumption of substantially all of the liabilities, of Equant by France Telecom and the subsequent liquidation of Equant. In connection with the foregoing, shareholders will vote on resolutions with respect to the following matters:

i.	Approving the resolutions of the Management Board to execute, deliver and perform the combination agreement entered into by Equant and France Telecom on February 9, 2005;

ii.	Appointing each member of the Equant Management Board as the person referred to in section 2:146 of the Dutch Civil Code for purposes of entering into the combination agreement, and ratifying all actions taken in respect thereof;

iii.	Authorizing and approving the dissolution and liquidation of Equant in conformity with the combination agreement and conditional on the closing of the acquisition of substantially all of the assets, and assumption of substantially all of the liabilities, of Equant by France Telecom;

iv.	Appointment of ENV Liquidator B.V. as liquidator of Equant and the remuneration of such liquidator and of a company providing such liquidator with support services;

v.	Amendment of the Equant articles of association to change the name of Equant N.V. to ENV International N.V., effective upon the acquisition of substantially all of the assets, and assumption of substantially all of the liabilities, of Equant by France Telecom; and

vi.	Amendment of the Equant articles of association to make certain changes agreed to in the combination agreement effective upon the later to occur of the (currently intended single) liquidating distribution and the delisting of Equant’s ordinary shares from the New York Stock Exchange and Euronext Paris.

4.	Adjournment.

      The Management Board has determined that, in accordance with Book 2, Section 119 of The Netherlands Civil Code, read together with Article 24.4 of Equant’s articles of association, an Equant shareholder is entitled to participate at the Extraordinary General Meeting (by attending and/or voting) only with respect to those Equant shares registered (whether on Equant’s Dutch or New York register) in his or her name on May 17, 2005. However, if you hold Equant shares registered on Equant’s New York register directly or indirectly through a bank, broker or Depository Trust Company participant, the applicable record date for you in respect of such shares is April 11, 2005.

      Copies of the Shareholders’ Circular that has been prepared for the Extraordinary General Meeting of Shareholders and the Exhibits to the Shareholders’ Circular – which Exhibits include the full text of the draft resolutions referred to under 3(i) above and the draft deeds of amendment of the articles referred to under 3(v) and 3(vi) above – are available for inspection and can be obtained free of charge at the registered address of Equant, at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands or by visiting www.equant.com.